

July 28, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

      Re: The Procter & Gamble Company
             Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
             Filed on July 27, 2017 by The Procter & Gamble Company
             File No. 001-00434

Dear Mr. Taylor:

      We have reviewed the above-captioned amended filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

      After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

<u>Notice of Annual Meeting of Shareholders</u>

1. We note the registrant's intention to rely upon Rule 14a-3(b)(13) to delay distribution of the registrant's Annual Report. Rule 14a-3(b)(1), by its terms, requires that the proxy statement must be accompanied or preceded by an Annual Report. Notwithstanding this requirement, the financial statements that would otherwise be included in such Annual Report are eligible to be distributed at a later time in reliance upon Rule 14a-3(b)(13) only if they are currently unavailable. Please advise us of the basis upon which the registrant has ostensibly concluded that its financial statements are currently not available.

2. Advise us, with a view toward revised disclosure, what consideration was given to describing the option security holders have to revoke a previously-submitted proxy by submitting any later-dated proxy, not just a later dated blue proxy, and by instructing Trian by telephone or via the Internet. Refer to Rule 14a-9.

Background of the Solicitation, page 6

3. Please refer to the July 17th, 2017 discussion in which you reportedly "told Mr. Peltz that, while he appreciated that he was respectful in his interview, [you] thought that several things that Mr. Peltz said about the Company in his interview were incorrect." Please revise to specify which statements attributable to Mr. Peltz were thought to be incorrect, and disclose the factual foundation for their incorrectness. Alternatively, please disclose that such characterization was insupportable or delete the characterization if determined to be untrue.

Report of the Compensation & Leadership Development Committee, page 26

4. We note your response to prior comment 11. We will review the information required by Item 8 of Schedule 14A and corresponding Item 407(e)(5) of Regulation S-K when it is filed in a revised preliminary proxy statement.

 We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156, or me at (202) 551-3266 with any questions.

    Sincerely,

    /s/ Nicholas P. Panos

    Nicholas P. Panos
    Senior Special Counsel
    Office of Mergers & Acquisitions

cc: Michael J. Aiello, Esq.
  Sachin Kohli, Esq.